CUTLER LAW GROUP ________________________________________________

M. Richard Cutler, Esq	Corporate Securities Law
Admitted in California & Texas

June 11, 2021

Allied Corp.

1405 St. Paul St., Suite 201

Kelowna, BC, Canada V1Y 9N2

Re:	Allied Corp.

Gentlemen and Ladies:

Re: Opinion of Counsel - Registration Statement on Form 1-A

We have acted as counsel to you in connection with your filing of an offering statement on Form 1-A filed June 11, 2021 (the “offering statement”). The offering statement covers the contemplated sale of up to 20,000,000 common shares of Allied Corp. (the “company”) for gross proceeds of up to $20,000,000 (the “shares”). The offering statement also qualifies warrants to purchase common shares of the company to be issued to the underwriters (the “underwriters’ warrants”), as well as an aggregate of up to 1,400,000 common shares of the company issuable upon exercise of the underwriters’ warrants (the “warrant shares”) for gross proceeds of up to $1,400,000. The common shares are to be sold pursuant to an underwriting agreement (the “underwriting agreement”) to be entered into by and between the company and Boustead Securities LLC (the “underwriters”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the company.

For purposes of this opinion we have reviewed your constating documents, corporate minutes and offering statement. We have firsthand knowledge of the authenticity of the documents reviewed.

Based on the foregoing, we are of the opinion that the shares, underwriters’ warrants and warrant shares have been duly authorized, and, upon issuance and sale in accordance with the terms of the offering statement, the shares will be validly issued and fully paid and non-assessable.

Based upon the foregoing and subject to the limitations set forth below, we are of the opinion that, when the offering statement becomes qualified, (a) the shares, when issued by the company and delivered by the company against payment as contemplated by the offering statement, will be duly and validly issued, fully paid and non-assessable, (b) provided that the underwriters’ warrants have been duly executed, issued and delivered by the company against payment therefor, as described in the offering statement and underwriting agreement, the underwriters’ warrants will be valid and binding obligations of the company, enforceable against the company in accordance with their terms, and (c) the warrant shares, when issued and paid for in accordance with the terms of the underwriters’ warrants will be duly and validly issued, fully paid and non-assessable.

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150

CUTLER LAW GROUP	Page 2 of 2

We consent to the filing of this opinion as an exhibit to the offering statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ M. Richard Cutler

Cutler Law Group, P.C.

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150